Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
PRA Group, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333‑110330, No. 333‑110331, and No. 333-230502) on Form S‑8 and the registration statement (No. 333‑162224) on Form S‑3 of PRA Group, Inc. of our reports dated March 2, 2020 with respect to the consolidated balance sheets of PRA Group, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements) and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10‑K of PRA Group, Inc.

/s/ KPMG
Norfolk, Virginia
March 2, 2020